UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

M.D.C. HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Per Share
(Title of Class of Securities)

552676 108
(CUSIP Number)

Larry A. Mizel, 4350 S. Monaco St., Suite 500, Denver, CO 80237 (303) 773-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Larry A. Mizel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 552676 108	SCHEDULE 13D	Page 3 of 5

This Amendment No. 9 supplements and amends the Schedule 13D relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of M.D.C. Holdings, Inc. (the “Company”) owned by Larry A. Mizel (the “Reporting Person”). Only those items that are reported are hereby amended; all other items reported in the previous amendments remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Closing of the Merger

As previously disclosed by the Company, on January 17, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SH Residential Holdings, LLC (“Parent”), Clear Line, Inc. (“Merger Sub” and together with Parent, the “Buyer Parties”) and solely for the purposes of Section 6.2, Section 6.17 and Section 9.15 of the Merger Agreement, Sekisui House, Ltd., providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

On April 19, 2024 (the “Closing Date”), the Buyer Parties completed the acquisition of the Company. In accordance with the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (“Effective Time”):

(i)	each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares of Common Stock that were (A)(1) held by the Company as treasury stock; (2) held directly by Parent or Merger Sub; or (3) held by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case, immediately prior to the Effective Time (collectively, the “Owned Company Shares”); (B) held by any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time; (C) held by a holder who has properly and validly demanded appraisal for such shares of Common Stock in accordance with, and who has complied in all respects with, Section 262 of the Delaware General Corporation Law; or (D) subject to vesting restrictions and/or forfeiture back to the Company (“Company RSAs”)) was automatically converted into the right to receive $63.00 per share, in cash, without interest thereon (the “Merger Consideration”);

(ii)	each Owned Company Share was automatically cancelled and ceased to exist, and no consideration or payment was delivered in exchange therefor or in respect thereof; and

(iii)	each share of Common Stock held by any direct or indirect wholly owned subsidiary of the Company was converted into such number of shares of common stock of the surviving corporation with an aggregate value immediately after the consummation of the Merger equal to the Merger Consideration.

Pursuant to the Merger Agreement, at the Effective Time, because of the Merger:

(i)	each option award (each, a “Company Option”) was fully vested, cancelled and automatically converted into the right to receive an amount in cash (without interest) equal to the product of (A) the excess of (1) the Merger Consideration over (2) the exercise price per share of such Company Option, multiplied by (B) the number of shares of Company Common Stock subject to such Company Option, subject to any required withholding of taxes;

(ii)	each Company RSA was fully vested, cancelled and automatically converted into the right to receive an amount in cash (without interest) equal to the product of (A) the

CUSIP No. 552676 108	SCHEDULE 13D	Page 4 of 5

aggregate number of shares of Company Common Stock subject to such Company RSA, multiplied by (B) the Merger Consideration, subject to any required withholding of taxes; and

(iii)	each performance share unit award (each, a “Company PSU”) was fully vested, cancelled and automatically converted into the right to receive an amount in cash (without interest) equal to the product of (A) the aggregate number of shares of Company Common Stock subject to such Company PSU based on maximum performance, multiplied by (B) the Merger Consideration, subject to any required withholding of taxes.

Effective as of the Closing Date, the Voting Agreement terminated and the Reporting Person ceased to beneficially own any Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows

(a, b) Regarding aggregate beneficial ownership, see Row 11. Regarding percentage beneficial ownership, see Row 13. Regarding sole power to vote shares, see Row 7. Regarding shared power to vote shares, see Row 8. Regarding sole power to dispose of shares, see Row 9. Regarding shared power to dispose of shares, see Row 10.

(c) On February 28, 2024, the Reporting Person gifted 1,000,000 shares of Common Stock to the Mizel Global Cultural Fund private foundation, of which the Reporting Person and his spouse are directors. On March 6, 2024, the Reporting Person gifted (i) 350,000 shares of Common Stock to the Morgan Stanley Gift fund, and (ii) 150,000 shares of Common Stock to the Fidelity Charitable Gift fund. Except as disclosed herein and as set forth under Item 4, the Reporting Person has not effected any transaction in the securities of the Company during the past 60 days.

(d) Not Applicable.

(e) Following the Closing Date, the Reporting Person ceased to beneficially own any Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2024

Signature:	/s/ Larry A. Mizel
Name:	Larry A. Mizel